SO 2/25/04

04002310

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 26 2004

SEC FILE NUMBER
8- 23305

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12-31-2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALLIANT SECURITIES, INC.
Turner, Nord, Kienbaum

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 W. Riverside Ave., Suite 1430
(No. and Street)

Spokane, (City) Wa (State) 99201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sally Mann (509) 747-9144
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McDirmid, Mikkelsen & Secrest, P.S.
(Name – *if individual, state last, first, middle name*)

926 W. Sprague Ave., Suite 300 (Address) Spokane, (City) Wa (State) 99021 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 09 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tom L. Turner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alliant Securities, Inc., Turner, Nord, Kienbaum, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

SALLY MANN
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES
APRIL 11, 2007

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

FINANCIAL STATEMENTS
for the years ended
December 31, 2003 and 2002

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

TABLE OF CONTENTS

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Alliant Securities, Inc.
Turner ♦ Nord ♦ Kienbaum
Spokane, Washington

We have audited the accompanying statement of financial condition of Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum as of December 31, 2003 and 2002, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

McDirmid, Mikkelsen & Secrest, P.S.

January 16, 2004
Spokane, Washington

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF FINANCIAL CONDITION
December 31, 2003 and 2002

ASSETS	2003	2002
Cash	$ 685,751	$ 614,841
Segregated cash	5,000	5,000
Accounts receivable from brokers and dealers	9,430	11,340
Accounts receivable from customers	37,796	2,699
Other receivables		10,780
Secured demand notes receivable collateralized by marketable securities	450,000	450,000
Prepaid expenses and deposit	3,575	3,575
Deposits with clearing brokers	37,000	35,000
Cash surrender value of officers' life insurance	29,598	27,476
Property and equipment	13,670	22,845
	$ 1,271,820	$ 1,183,556

LIABILITIES AND STOCKHOLDERS' EQUITY	2003	2002
Payable to brokers and dealers	$ 3,910	$ 6,664
Payable to customers	29,737	4,341
Accounts payable	23,451	17,845
Other liabilities	25,783	11,397
Accrued profit sharing plan contribution	99,851	67,031
Accrued payroll	221,251	208,567
Payroll and business taxes payable	2,337	2,211
	406,320	318,056
Subordinated borrowings	450,000	450,000
Stockholders' equity:		
Common stock, $50 par value: Authorized, 1,000 shares; Issued and outstanding, 1,000 shares	50,000	50,000
Additional paid-in capital	237,883	237,883
Retained Earnings	127,617	127,617
	415,500	415,500
	$ 1,271,820	$ 1,183,556

The accompanying notes are an integral part of the financial statements.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF INCOME
for the years ended December 31, 2003 and 2002

	2003	2002
Revenues:		
Commissions	**$ 1,676,016**	$ 1,420,206
Interest income	**53,574**	40,972
Other income	**112,796**	75,041
	1,842,386	1,536,219
Expenses:		
Salesmen salaries and commissions	**852,410**	672,577
Office salaries	**263,933**	256,316
Payroll taxes	**55,937**	53,767
Profit sharing plan contribution	**99,851**	67,030
Medical insurance	**57,240**	46,028
Officers' life and disability insurance	**6,362**	5,601
Telephone and telequote	**32,354**	37,433
Rent	**81,495**	86,112
Office supplies and postage	**68,431**	43,032
Data processing	**72,305**	67,790
Clearing costs	**54,249**	66,079
Regulatory fees	**8,739**	7,453
Business and property taxes	**29,486**	24,341
Dues, licenses and subscriptions	**24,813**	19,502
Depreciation	**8,914**	10,968
Equipment rental and maintenance	**7,489**	6,670
Professional services	**20,056**	12,382
Corporate insurance	**13,904**	7,535
Auto and travel expense	**30,741**	17,485
Meals and entertainment	**14,203**	9,467
Advertising and promotion	**2,116**	2,128
Interest expense	**1,117**	1,049
Bank and transfer fees	**18,793**	12,650
Donations	**2,220**	175
Contracted wages	**228**	2,649
	1,827,386	1,536,219
Net income	**$ 15,000**	$ -0-

The accompanying notes are an integral part of the financial statements.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
for the years ended December 31, 2003 and 2002

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, January 1, 2002	1,000	$ 50,000	$ 237,883	$ 127,617	$ 415,500
Net income					
Balances, December 31, 2002	1,000	50,000	237,883	127,617	415,500
Net income				15,000	15,000
Less dividends paid				(15,000)	(15,000)
Balances, December 31, 2003	**1,000**	**$ 50,000**	**$ 237,883**	**$ 127,617**	**$ 415,500**

The accompanying notes are an integral part of the financial statements.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
for the years ended December 31, 2003 and 2002

Subordinated borrowings at January 1, 2002	$ 450,000
Increases:	
Secured demand note collateral agreement, due October 31, 2004	37,500
Secured demand note collateral agreement, due October 31, 2004	37,500
Secured demand note collateral agreement, due October 31, 2004	150,000
Decreases:	
Matured in secured demand note collateral agreement	(225,000)
Subordinated borrowings at December 31, 2002	450,000
Increases:	
None	-0-
Subordinated borrowings at December 31, 2003	**$ 450,000**

The accompanying notes are an integral part of the financial statements.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF CASH FLOWS
for the years ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net income	$ 15,000	
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	8,914	$ 10,968
Loss on disposal of assets	261	
Changes in assets and liabilities:		
Net receivable from brokers and dealers	(844)	9,074
Net receivable from customers	(9,701)	52,306
Receivable from others	10,780	(5,033)
Deposits	(2,000)	6,994
Accounts payable and other liabilities	19,992	1,498
Payroll and business taxes payable	126	481
Accrued payroll	12,684	(53,643)
Accrued profit sharing plan contribution	32,820	4,600
Net cash provided by operating activities	88,032	27,245
Cash flows from investing activities:		
Premium payments on officers' life insurance	(2,122)	(2,102)
Cash flows from financing activities:		
Dividends paid	(15,000)	
Net increase in cash	70,910	25,143
Cash at beginning of year	614,841	589,698
Cash at end of year	$ 685,751	$ 614,841
Supplemental disclosure of cash paid during the year for interest	$ 1,117	$ 1,049

The accompanying notes are an integral part of the financial statements.

1. The Company and Significant Accounting Policies:

The Company was incorporated under the laws of the State of Washington on October 10, 1978 to operate as a broker/dealer in investment securities. The Company's office is located in Spokane, Washington.

The Company is engaged in various trading and brokerage activities with counterparties that primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company maintains cash balances at banks which at times may be in excess of federally insured limits.

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

Property and equipment are recorded at cost. Depreciation is computed using straight-line and accelerated methods over estimated useful lives.

Continued

2. Reserve Bank Account:

In accordance with the provisions of Rule 15c3-3 of the Securities and Exchange Commission, the Company maintains a special reserve bank account for the exclusive benefit of customers. The Company segregated $5,000 for the years ended December 31, 2003 and 2002, respectively, for this purpose. There was no required reserve balance at December 31, 2003. The required balance in this reserve account was $8,752 at December 31, 2002.

3. Subordinated Borrowings:

The Company has non-interest bearing secured demand note collateral agreements in the amount of $450,000. The borrowings are in the amount of $150,000 from each of the 33.33% shareholders with $225,000 due October 31, 2004, and $225,000 due October 31, 2006. All notes are non-interest bearing and are subordinated to the claim of general creditors.

The agreements have been approved by the National Association of Securities Dealers (NASD) and are thus available in computing net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

4. Property and Equipment:

A summary of property and equipment at December 31, 2003 and 2002 is as follows:

	2003	2002
Furniture and equipment	**$150,721**	$244,033
Leasehold improvements	**6,144**	45,206
	156,865	289,239
Less accumulated depreciation and amortization	**143,195**	266,394
	$ 13,670	$ 22,845

During the year ended December 31, 2003, the Company wrote off various assets that were no longer in use or obsolete. The total cost of the assets written off was $132,374 with accumulated depreciation of $132,113.

Continued

5. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio will fluctuate on a daily basis. The Company had net capital of $848,200 and $828,300 at December 31, 2003 and 2002, respectively. The Company's net capital ratio was .48 to 1 and .38 to 1 at December 31, 2003 and 2002, respectively.

6. Operating Line of Credit:

The Company has a $1,000,000 unsecured line of credit with U.S. Bank of Washington guaranteed by the stockholders. Interest is due monthly at the bank's prime rate. There were no balances due under the line of credit agreement at December 31, 2003 and 2002.

7. Profit Sharing Plan:

The Company has established a profit sharing plan with 401(k) features available to all eligible employees. Contributions to the plan are determined annually by the Company. Profit sharing plan contributions for the years ended December 31, 2003 and 2002 were $99,851 and $67,030, respectively.

Continued

8. Commitments:

The Company leases its business office under a noncancellable lease agreement. On July 17, 2002, the lease agreement was amended and the term was extended to July 31, 2007. Rent expense was $81,495 and $86,112 for the years ended December 31, 2003 and 2002, respectively. Monthly payments are $8,951. Future minimum payments under the lease agreement are as follows:

Years ending December 31	Total
2004	109,603
2005	115,896
2006	122,189
2007	73,418
	$421,106

9. Federal Income Taxes:

Federal income taxes otherwise payable for the year ended December 31, 2003 have been offset by utilization of tax net operating loss carryforwards.

At December 31, 2003, the Company had remaining net operating loss carryforwards of approximately $64,000 available to offset future taxable income in years ending on or before December 31, 2013. A deferred net tax asset of approximately $9,000 and $12,000 at December 31, 2003 and 2002, respectively, has not been recognized.

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Alliant Securities, Inc.
Turner ♦ Nord ♦ Kienbaum
Spokane, Washington

We have audited the accompanying financial statements of Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum as of and for the year ended December 31, 2003 and have issued our report dated January 16, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3, 4, and 5 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McDirmid, Mikkelsen & Secrest, P.S.

January 16, 2004
Spokane, Washington

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2003

Net capital:		
Stockholders' equity:		
Common Stock	$ 50,000	
Additional paid-in capital	237,883	
Retained Earnings	127,617	
Total stockholders' equity		**$ 415,500**
Subordinated borrowings allowable in computation of net capital		**450,000**
Total stockholders' equity and allowable subordinated borrowings		**865,500**
Deductions:		
Non-allowable assets:		
Unsecured accounts	55	
Furniture and equipment at cost, net of accumulated depreciation	13,670	
Prepaid expenses and deposits	3,575	
		17,300
Net capital		**848,200**
Minimum net capital required		**250,000**
Excess net capital		**$ 598,200**

Continued

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION, *Continued*
December 31, 2003

Aggregate indebtedness:		
Payable to brokers and dealers	$ 3,910	
Payable to customers	29,737	
Accounts payable	23,451	
Other current liabilities	25,783	
Accrued profit sharing plan contributon	99,851	
Accrued payroll	221,251	
Payroll and business taxes payable	2,337	
Total aggregate indebtedness		**$ 406,320**
Ratio: Aggregate indebtedness to net capital		**.48 to 1**

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003

Credit Balances		
Free credit balances and other credit balances in customers' security accounts	$ 29,737	
Customer securities failed to receive (including credit balances in continuous net settlement accounts)	3,910	
Other		
Dividend	75	
Total credit items		**$ 33,722**
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3		**37,289**
Excess of total debits over total credits		**$ 3,567**
Reserve requirement		**NONE**

The amount of deposit in the special reserve bank account for the exclusive benefit of customers was $5,000 for the year ended December 31, 2003.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 3
RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
INCLUDED IN PART II OF FORM X-17A-5
December 31, 2003

Net capital:	
Net capital as reported on FOCUS REPORT	$ 1,093,635
Audit adjustments	
Increase in accounts receivable from brokers and dealers	930
Increase in cash surrender value of offficers' life insurance	2,122
Decrease in accounts payable	29,048
Increase in accrued profit sharing plan contribution	(96,792)
Increase in accrued payroll	(221,251)
Decrease in income tax payable	57,608
Increase in other current liabilities	(17,100)
Net capital which should have been reported	**$ 848,200**
Net capital as computed on page 12	**$ 848,200**
Aggregate indebtedness:	
Aggregate indebtedness as reported on FOCUS REPORT	$ 157,833
Audit adjustments	
Decrease in accounts payable	(29,048)
Increase in accrued profit sharing plan contribution	96,792
Increase in accrued payroll	221,251
Decrease in income tax payable	(57,608)
Increase in other current liabilities	17,100
Aggregate indebtedness which should have been reported	**$ 406,320**
Aggregated indebtedness as computed on page 13	**$ 406,320**

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 4
RECONCILIATION WITH COMPANY'S COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS INCLUDED IN PART II OF
FORM X-17A-5
December 31, 2003

Reserve requirement as reported on FOCUS REPORT	NONE
Reserve requirement as computed on page 14	NONE

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 5
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2003

1.	Customer fully paid securities and excess margin securities not in the respondents possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ 0
	Number of items	0
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ 0
	Number of items	0

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid

926 W. Sprague, Suite 300,
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

Board of Directors
Alliant Securities, Inc.
Turner ♦ Nord ♦ Kienbaum

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters in internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

McDirmid, Mikkelsen & Secrest, P.S.

January 16, 2004
Spokane, Washington